April 4, 2014

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: H. Roger Schwall,
Norman von Holtzendorff,

Timothy Levenberg, Karl Hiller, and Jenifer Gallagher

Re:	SD Company, Inc.
Draft Registration Statement on Form S-1
Submitted February 27, 2014
CIK No. 1600422

Ladies and Gentlemen:

On behalf of our client, SD Company, Inc. (“Company”), we submit this letter in response to comments from the staff (“Staff”) of the Securities and Exchange Commission (“Commission”) contained in its letter dated March 26, 2014, relating to the above referenced draft Registration Statement on Form S-1 confidentially submitted to the Commission on February 27, 2014 (the “Confidential Submission”). Concurrently with filing this letter, we are officially filing via EDGAR a revised Registration Statement. For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of the revised Registration Statement and a copy marked to show all changes from the Confidential Submission.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to Confidential Submission), all page references in this letter correspond to the page of the Confidential Submission.

The Company respectfully responds to the Staff’s comments as follows:

Prospectus Cover Page

1. At the top of the prospectus cover page, you provide the company’s name/logo as “Superior Drilling Products,” it appears as “SD COMPANY, INC.” on the outside front cover page of the registration statement, and you submitted the DRS via EDGAR using a third name, “SD Co Inc”. Please revise for consistency and to eliminate any potential confusion regarding your name.

We have used the Superior Drilling Products logo on the Prospectus contained in this Registration Statement because we intend to change the name of SD Company, Inc. to Superior Drilling Products, Inc. as part of our Reorganization immediately before the effectiveness of our initial public offering and the printing and distribution of the final Prospectus. The name of Superior Drilling Products, LLC will be changed to Superior Drilling Solutions, LLC. We have added a footnote to the organizational chart on page 5 of the revised Registration Statement to disclose this intention.

2340 130TH AVE NORTHEAST ∙ SUITE D-150 ∙ BELLEVUE, WASHINGTON 98005

TEL: (206) 499-0802 ∙ FAX: (206) 770-6134

WWW.WONGFLEMING.COM

CALIFORNIA ∙ COLORADO ∙ DISTRICT OF COLUMBIA ∙ FLORIDA ∙ GEORGIA ∙ IDAHO ∙ ILLINOIS ∙ INDIANA ∙ MARYLAND
MICHIGAN ∙ NEVADA ∙ NEW JERSEY ∙ NEW YORK ∙ OREGON ∙ PENNSYLVANIA ∙ SPAIN ∙ TEXAS ∙ WASHINGTON

attorneys admitted solely in the jurisdiction where listed office is located, unless otherwise noted.

Securities and Exchange Commission April 4, 2014 Page 2 of 10

 With respect to the EDGAR filing name of “ SD Co Inc”, our printer has advised us that “Co” is an approved version of “Company” as set forth in the EDGAR Filing Manual, and that it would be difficult to change it at this point. In order to avoid confusion, however, we will discuss with the printer how to change the EDGAR filing name once the issuer’s name is changed to Superior Drilling Products, Inc. in the final prospectus.

About This Prospectus, page ii

2. Please remove the phrase “regardless of the time of delivery.” See Rule 159(a) under the Securities Act. Also, with regard to the last sentence in the first paragraph, we remind you that you have an obligation to update the prospectus if there has been a material change in your operations, financial condition, etc.

We have removed the phrase identified in this comment from the revised Registration Statement. We respectfully assure the Staff that we will comply with our obligation to update the prospectus if there is a material change in our operations, financial condition, etc.

Risk Factors, page 11

3. Please revise this section to eliminate language which mitigates the risk you discuss. As examples, we note the following statements “the proprietary processes and products we have developed currently provided us with technological advantages” (page 17); “the manufacturing processes of much of our patented technology are sufficiently complex that competing products made with the same technology are unlikely” (page 18); “We carry commercial general liability insurance coverage … at levels we believe are sufficient to cover existing and future claims” (page 21); and “we have policies and procedures designed to prevent or limit the effect of the failure, interruption or security breach of our information systems” (page 21). Also eliminate generic risks which could apply to all newly public companies, such as “Being a public company could place a strain on our management” (page 25). Such disclosure may appear elsewhere in your prospectus, if appropriate.

We have revised our risk factor disclosures on pages 11 through 24 of the revised Registration Statement to remove any mitigating language. We have also removed the generic risk factor identified by the Staff as well as one other that would appear to apply to all newly public companies. The remaining risk factors appear to us to have sufficient specific application to us to warrant inclusion in the risk factor section.

Use of Proceeds, page 27

4. Please quantify the “balance” of the net proceeds to which you refer in the last paragraph, and revise to provide additional detail regarding the components you reference in that paragraph once the information is known.

We have added a chart on page 25 of the revised Registration Statement that includes detail regarding the uses of the offering proceeds balance that we expect to allocate to sales and marketing activities, to capital expenditures and to cost associated with being a public company.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

5. You refer to Baker Hughes’ recent request that you increase your manufacturing services by 25% - 30%. Revise to clarify whether there is a related written contract or verbal agreement in that regard. Also give effect to the following comment with regard to known trends, as applicable.

We have revised the disclosure on page 31 of the revised Registration Statement to state that the Baker Hughes’ request identified in the Staff’s comment was made orally in the course of discussions with our client.

Securities and Exchange Commission April 4, 2014 Page 3 of 10

6. You disclose under “HRSI – Results of Operations - Revenues” at page 39 that the significant decrease in revenues for the nine-month interim period was “primarily due to the lower level of Drill N Ream rentals” during the most recent period. In your forthcoming discussion for the year ended December 31, 2013, please discuss any “known trends or uncertainties that have had or that the registrant reasonably expects will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations.” See Item 303(a) (ii) of Regulation S-K. We note the related disclosure at page 55 (“the Drill N Ream tool has been used in over 850 wells and appears to have achieved significant initial industry acceptance in a fairly short period of time”); at page 57 (plans to “aggressively build this business into new geographic markets”); and at pages 58-59 (including the suggestion that horizontal drilling and hydraulic fracturing “plays right into the hands of our business plan as … they can all benefit from the Drill N Ream”).

We have revised and expanded the disclosure on page 39 of the revised Registration Statement to address the decrease in Drill N Ream rental revenues in second half 2013.

We have revised and expanded the disclosure on page 53 of the revised Registration Statement to address the Staff’s comment with respect to upcoming trends and uncertainties.

Components of Income and Expense, page 32

7. We note your disclosure explaining that you have three primary sources of revenue, including rental revenue from HRSI, also that HRSI accounted for 31% and 16% of your revenue during the 2012 and 2011 fiscal years. We understand that you intend to acquire the rental business of HRSI in conjunction with your offering and do not otherwise report rental revenue. Please modify your disclosure as necessary to clarify the manner by which arrangements that provide rental revenue to HRSI also involve any of the entities that comprise Superior Drilling Products, et al., and impact its financial reporting.

We have revised the disclosure on page 31 of the revised Registration Statement to replace the reference to “rental revenues” with the correct terms “reamer royalty revenues” or “reamer royalties”, as used in the financial statements. None of the entities that comprise Superior Drilling Products, et al. before the Hard Rock acquisition are party to any of the contracts that provide rental revenue to HRSI.

Business, page 54

8. Please provide us with supplemental support for various claims which appear in the prospectus summary and in this section. We note, for example, your claims that you “operate the most advanced Polycrystalline Diamond Compact (PDC) drill bit remanufacturing facility in the world,” that you “continue to set the trend in oil and gas drill bit and drill string tool technology and design,” that you “lead the field in drill bit repair technology,” and that you have a competitive advantage because you provide “significantly superior production times.” To expedite our review, please provide to us a copy of any referenced third party materials. It would be helpful if you could use highlighting or some other means to show clearly those portions of the materials which support the various claims and use a numbered key which shows where support for each prospectus claim may be found in the marked supplemental materials.

We have revised the disclosure throughout the revised Registration Statement, and particularly in the Business section on pages 1 through 2 and 51 through 56 of the revised Registration Statement, to either restate the statements addressed in the Staff’s comment, and other like comments, or to qualify them as being our belief and understanding.

Securities and Exchange Commission April 4, 2014 Page 4 of 10

New Product Development and Intellectual Property, page 60

9. We note that you have historically dedicated “resources toward the development of new technology and equipment to enhance the effectiveness, safety, and efficiency of the products and services” you provide. Please provide the disclosure Item 101(h)(4)(x) of Regulation S-K requires.

We have revised the disclosure on page 57 of the revised Registration Statement (a) to include our 2013 and 2012 research and development expenditures with respect to both improving our existing products and developing new products, and (b) to disclose that our research and development costs are built into our pricing models for products and services, and are not directly borne by any of our customers.

Management, page 65

Executive Officers, Directors, and Director-Nominees, page 65

10. In accordance with Item 401(e) of Regulation S-K, please provide a more complete five- year biographical sketch for each executive officer and director. For example, disclose any other positions held and all current employers for Mr. and Ms. Meier, and discuss what percentage of their professional time each devotes to your business. We note footnote 1 at page 70 in that regard. Ensure that you also provide all employment and positions held during the past five years for Messrs. Mahoney and Smith, without gaps or ambiguities as to time.

We have revised the disclosure on pages 62 through 63 of the revised Registration Statement to address the Staff’s comment.

11. In addition, for each director or person nominated or chosen to become a director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director in light of your business and structure.

We have revised the disclosure on pages 62 through 63 of the revised Registration Statement to address the Staff’s comment.

Index to Financial Statements, page F-1

12. You will need to update the historical and pro forma financial statements that pertain to Superior Drilling Products, et al. and Hard Rock Solutions, Inc., after March 31, 2014 to comply with Rule 8-08 of Regulation S-X.

The historical and pro forma financial statements for Superior Drilling Products, et al. and Hard Rock Solutions, Inc. have been updated in the revised Registration Statement to include financial statements for the year ended December 31, 2013.

13. We note your disclosure on page 5 indicating that upon completing your reorganization, each of your subsidiaries, including Hard Rock Solutions, LLC subsequent to acquisition, will be treated as your "historical accounting predecessors" for financial statement reporting purposes. We ordinarily find that operations deemed to be predecessor operations are limited to those that were under common control during the historical periods. Tell us the extent to which you believe the companies that comprise Superior Drilling Products, et al. and Hard Rock Solutions Inc. have been under common control or management.

We have revised the language on page 5 to clarify that only the Subsidiaries, which are currently under common control, will be our historical accounting predecessors after the Reorganization. Hard Rock, upon its acquisition by us, will not be treated as a historical accounting predecessor.

Historical Hard Rock Solutions, Inc. financial statements are included to comply with Rule 3-05 of Regulations S-X for business combinations.

Securities and Exchange Commission April 4, 2014 Page 5 of 10

Superior Drilling Products, et. al.

Note 1 – Summary of Significant Accounting Policies, page F-19

Basis of Presentation, page F-19

14. Please provide details that reveal the extent of common ownership and common control among the companies presented in the combined and consolidated financial statements of Superior Drilling Products, et. al., and if not readily apparent, explain your rationale for the combined presentation. Please include an organizational diagram that identifies all of the officers, directors, and significant shareholders of each entity, illustrating their respective interests in the various companies that are combined and their relationships with one another. Please also describe any pertinent voting provisions, rights to nominate directors or management, and the terms of any written agreements that formed alliances among owners to manage the various businesses in a coordinated fashion.

We have added a chart on page F-10 of the revised Registration Statement that includes the detail requested by the Staff in its comment.

Revenue Recognition, page F-22

15. We understand from your policy note that your remanufacturing revenue is derived from transactions with one customer under an arrangement in which you receive an amount that is "equal to their cost of remanufacturing at their internal remanufacturing facilities, plus 10%." Please modify your disclosure to clarify the extent to which you own and operate the facilities in which remanufacturing for which you earn revenues occurs. If you are referring only to a pricing arrangement, please also clarify and describe the circumstances under which your customer utilizes your facilities rather than their own facilities.

We have revised the “Revenue Recognition – Remanufacturing” section on page F-11 to better explain the pricing arrangement with our customer.

We have add a new paragraph at the end of the “Revenue Recognition – Remanufacturing” section on page F-12 to clarify that we own and operate all of the facilities in which our remanufacturing business occurs. Baker Hughes does not use our facilities for any of its in-house remanufacturing activities. Baker Hughes leases one of the building on our Vernal campus, for other business activities unrelated to our remanufacturing activities under the Vendor Contract between us.

Income Taxes, page F-21

16. We note the companies that make up Superior Drilling Products, et. al. elected to be taxed as Subchapter S Corporations and therefore, no federal or state income tax provisions have been made in the financial statements. As the registrant will become a C-corporation for federal and state income tax reporting purposes upon completing the reorganization, please present pro forma tax and EPS figures on the face of the historical financial statements to reflect this change in tax status.

We have added pro forma tax and EPS figures to the face of the historical financial statements included in the revised Registration Statement in order to reflect the change in tax status, in response to the Staff’s comment.

Securities and Exchange Commission April 4, 2014 Page 6 of 10

Note 5 - Guaranteed Debt Obligation, page F-26

17. We understand from your disclosure that in 2009 you determined it was probable you would be responsible for repaying a loan held by Tronco Energy Corporation, an entity that is also under common control. You state that the loan is secured by substantially all of its oil and gas properties and reserves, and you have reduced the liability under your guarantee by an estimate of the "recoverable amount" of the assets of this entity. Please expand your disclosure to clarify how liability is distributed among the various shareholders, identify and describe the particular assets you are entitled to receive under the arrangement, explain your method of valuation in determining the recoverable amount, and specify the date ownership and custody of these properties will be conveyed to you.

We have revised and substantially expanded Note 5 on page F-18 to include the information requested in the Staff’s comment.

Note 8 - Subsequent Events, page F-27

Bridge Loan, page F-28

18. We note your disclosure explaining that in connection with your IPO, your bridge loan will automatically convert into shares of restricted common stock and a four-year warrant to purchase an equivalent number of shares at a price that is yet to be determined. Please expand your disclosure to clarify whether uncertainty pertains to both the conversion rate on the bridge loan and the exercise price of the warrants, specify the conversion rate if known, and explain the manner by which any uncertainty pertaining to these instruments will be resolved.

We have updated Note 8 on page F-20 to clarify that the Convertible Promissory Note (“Note’) issued in the bridge loan will convert into

➢	the number of shares of the Company’s restricted common stock (“Conversion Shares”) calculated by dividing (a) the outstanding principal balance of Note, by (b) 70% of the IPO offering price (“Conversion Price”), and

➢	a four-year warrant to purchase the same number of shares as the Conversion Shares (“Warrant Shares”) for an exercise price equal to 100% of IPO offering price (“Exercise Price”).

Consequently, upon the effectiveness of the Company’s Registration Statement, there will be no uncertainty as to the number of Conversion Shares or Warrants, or as to the Conversion Price or the Exercise Price.

Hard Rock Solutions, Inc.

Note 6 - Subsequent Events, page F-42

19. Please expand your disclosure to describe the extent to which your assets and operations will be transferred into Hard Rock Solutions, LLC prior to conveying this entity to Superior Drilling Products, LLC; and explain how these constitute the tool rental business referenced on page 5, if this is your view.

We have updated Note 6, on page F-30 of the revised Registration Statement, to clarify that all of the assets related to the revenue producing activity of the Drill N Ream rental business, will be transferred into Hard Rock Solutions, LLC and the operations will remain generally the same as before the acquisition.

Securities and Exchange Commission April 4, 2014 Page 7 of 10

Pro Forma Combined and Consolidated Financial Statements, page F-43

20. Tell us why you have not presented pro forma adjustments to reflect the proceeds to be received in the initial public offering, as contemplated in the prospectus, and any planned use of proceeds meeting the criteria set forth in Rule 11-02(b)(5) of Regulation S-X. For example, we understand that you intend to utilize proceeds to acquire Hard Rock Solutions, LLC, and to repay various liabilities including the Tronco Energy Corporation loan, pursuant to your guarantee, as described in your Use of Proceeds disclosure on page 27.

We have revised the pro forma financial statements contained on pages F-31 through F-36 of the revised Registration Statement to reflect application of the proceeds to be received in our firm commitment public offering and the effect of the planned use as detailed in the Use of Proceeds section of the prospectus.

21. Given that your pro forma adjustment 1 is intended to eliminate the effects of transactions between SD Company, Inc. and Hard Rock Solutions, Inc., we would like to understand why the revenue and expense amounts do not equate and offset. Please revise your disclosure and adjustments as necessary to clarify.

Please see our response to Comment 22, as we have consolidated pro forma adjustments 1 and 2 in the notes to the pro forma financial statements in the revised Registration Statement.

22. Please expand pro forma adjustment 2 to include a tabulation showing the purchase price computation, and your allocation of amounts separately to rental assets, patents, other identifiable intangibles, and goodwill. In addition, disclose the expected amortization periods of the identified intangibles and explain how this correlates with the particular nature of each asset acquired.

Since you eliminate substantially all of the Hard Rock Solutions, Inc. assets and liabilities in your pro forma presentation, include a description of the rental assets conveyed and explain the extent to which these constitute all of the assets utilized in earning the rental revenues that are retained in your pro forma presentation.

Please submit the analysis you performed in concluding that you would account for the transaction as a business combination rather than an asset acquisition, with details sufficient to understand how your view is consistent with Rule 11-01(d) of Regulation S-X and FASB ASC 805-10-55-4 through 9.

We have revised and expanded pro forma adjustment 1 (previously pro forma adjustments 1 and 2) on pages F-34 and F-35, to:

(a) correctly remove some revenues and expenses between the two entities,

(b) to include a description of the amounts generated by a difference in revenue recognition methods between the companies,

(c) include a tabulation of the purchase price computation and allocation of the purchase price of Hard Rock to assets;

Securities and Exchange Commission April 4, 2014 Page 8 of 10

(d) include a description of the rental assets conveyed from HRSI to Hard Rock, and an explanation of how they constitute all of the assets utilized in earning Hard Rock’s rental revenues; and

(e) explain our analysis in treating our acquisition of 100% of Hard Rock’s membership interests as a business combination rather than an asset acquisition.

23. We note that pro forma adjustment 3 pertains to the bridge loan of $2,000,000, which you obtained February 24, 2014. The disclosure you provide on page F-28 indicates the bridge loan will automatically convert into shares of restricted common stock and a four-year warrant to purchase an equivalent number of shares upon effectiveness of the registration statement. Please modify your disclosure to clarify how this is consistent with pro forma adjustment 3, as it pertains to the debt liabilities that will be repaid, offering costs, and interest expense for the bridge loan. Please specify the assumptions made in computing your beneficial conversion feature, as may pertain to the terms of the warrants, fair value of the underlying stock, and timing of conversion.

We have revised our disclosure regarding pro forma adjustment 2 (previously pro forma adjustment 3) to address the Staff’s comment regarding its relation to the Bridge Loan disclosure on page F-35. Also, please see our response to Comment 18, above, for a description of the Bridge Loan conversion mechanism and timing and the warrant exercise pricing.

24. We note pro forma adjustment 6 pertains in part to the deferred tax liability that will be created upon conversion to C Corporation status. Please expand your disclosure to also explain the increase in general and administrative expense by $675,000 for the nine months ended September 30, 2013. Similarly, expand your disclosure for pro forma adjustment 9, presently described as necessary "to bring the pro forma balance sheet into balance for the period ended September 30, 2013,” to explain the increase in general and administrative expense.

We have expanded pro forma adjustment 4 (previously pro forma adjustment 6) on page F-35 to explain the increase in our general and administrative expense as of FYE 2013. We have deleted previous pro forma adjustment 9.

25. We note that you have pro forma adjustment 7 to reflect interest expense for the promissory note that will be issued to purchase Hard Rock Solutions, Inc. As the actual interest rate can vary, please expand your disclosure to specify the interest rate assumed and the effect on income that a 1/8 percent variance would have.

We have updated pro forma adjustment 5 (previously pro forma adjustment 7) on page F-35, to disclose the specific interest rate assumed and the effect on income that a 1/8 percent variance would have.

26. Given your plan to sell shares, it appears pro forma adjustment 10, related to the weighted average shares used for computing EPS on a pro forma basis, should be revised to include such shares in addition to any shares that will be issued to the Meiers and others in connection with the offering. Please expand your disclosure to specify each element and your underlying rationale, including the terms of the exchange with Meiers and the reason this is impacting additional paid in capital in the amount of $654,674. The manner by which you derived the weighted number of shares outstanding for purposes of computing EPS should be clear.

We have updated pro forma adjustment 8 (previously pro forma adjustment 10) on page F-36 to address the Staff’s comment.

Securities and Exchange Commission April 4, 2014 Page 9 of 10

Exhibits

27. Please ensure that you file all exhibits and schedules to your material agreements. We note, for example, that the Underwriting Agreement (Ex. 1.1), the Member Interest Purchase Agreement (Ex. 10.9), the Securities Purchase Agreement (Ex. 10.14), and the Loan Purchase Agreement (Ex. 10.49) are missing such items.

We have filed substantially all required Exhibits with the revised Registration Statement. All exhibits to our material agreements filed as Exhibits that are not filed with the revised Registration Statement will be filed by amendment before requesting acceleration of the effective date.

28. We note that you indicate that exhibit 10.6 will be subject to a confidential treatment request. Please be sure to file your confidential treatment application with the Office of the Secretary when you publicly file with the Form S-1 the agreement that you list as exhibit 10.6. We will process that application and issue under separate cover any appropriate comments.

We have determined that it is not necessary to request confidential treatment with respect to the Vender Contract between us and Baker Hughes, and have therefore included the full Vender Contract as Exhibit 10.6 to the revised Registration Statement.

General

29. Please provide updated information regarding the status of your listing application with the NYSE MKT, promptly provide any omitted disclosure which has not been omitted pursuant to Securities Act Rule 430A, and update your disclosure accordingly.

We have reserved the CUSIP symbol “SDPI” with the NYSE MKT and have submitted the required listing application and supporting information required by the NYSE MKT to approve the listing. Our listing application will be presented to the NYSE MKT listing committee for approval on April 10, 2014.

30. Prior to the effectiveness of your registration statement, please be sure that we receive a copy of the letter, or a call, from FINRA, stating that FINRA has finished its review and has no additional comments with respect to the proposed underwriting arrangements.

We will provide the Staff with a letter or call from FINRA, stating that FINRA has finished its review and has no additional comments with respect to the proposed underwriting arrangements, before effectiveness of our registration statement.

Securities and Exchange Commission April 4, 2014 Page 10 of 10

31. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

We provided a copy of the Confidential Submission to our bridge loan lender, subject to a Non-Disclosure Agreement, as a condition of closing the bridge loan. Otherwise, as of the date of filing this letter and the revised Registration Statement:

(a)	there have been no written communications, as defined in Rule 405 under the Securities Act, that we, or anyone authorized to do so on your behalf, presented to potential investors in reliance on Section 5(d) of the Securities Act, and

(b)	there have been no research reports about us published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in our offering.

*****

We anticipate commencing our roadshow immediately following expiration of the 21-day period prescribed by section 5(d) and filing our preliminary prospectus accordingly.

Please direct any questions you may have regarding the Company’s responses in this letter or the revised Registration Statement to me at (206) 499-0802 or erivers@wongfleming.com.

Yours,

/s/ Eugenie D. Rivers

Eugenie D. Rivers

cc:	G. Troy Meier, Chief Executive Officer
Annette Meier, President